Contact:
Patty Kehe
Dynasil Corporation of America
Phone: (607) 272-3320, ext. 26
Email:  pkehe@dynasilcorp.com

             Dynasil Announces Third Quarter 2009 Results

WEST BERLIN, N.J. - August 12, 2009 - Dynasil Corporation of America (OTCBB: DYSL.OB), announced the results of operations for its third quarter of fiscal year 2009 ended June 30, 2009. Dynasil Corporation is a rapidly growing manufacturer of specialized instruments and products for a broad range of applications markets in the medical, industrial, and homeland security/ defense sectors. Dynasil currently derives more than half of their revenues from government-funded contract research where the number of opportunities has significantly increased with the economic stimulus package.

Revenues for the quarter ended June 30, 2009 more than tripled to $8.5 million compared to revenues of $2.7 million for the quarter ended June 30, 2008. Income from Operations for the quarter was $695,191, nearly seven times greater than $105,774 for the quarter ended June 30, 2008. Net income for the quarter was $393,368, or $0.02 per share, compared with net income of $53,002, or $0.01 per share, for the quarter ended June 30, 2008. For the nine months ended June 30, 2009, revenues tripled to $25.9 million, Income from Operations more than tripled to $2.1 million and Net Income nearly tripled to $1,153,141 as compared to the nine months ended June 30, 2008. This is the fourth quarter since the acquisition of Radiation Monitoring Devices, Inc. and certain assets of RMD Instruments, LLC (together, "RMD") on July 1, 2008, which was the key driver for the large revenue and profitability increases. Net Operating Loss carry-forwards for federal taxes were exhausted during fiscal year 2008 so fiscal year 2009 net income was impacted by increased federal tax provisions as well as the higher interest costs related to the RMD acquisition.

"With the current situation in our economy, we are pleased that we were able to triple revenues and increase Income from Operations seven fold for the quarter," said Craig T. Dunham, President and CEO. "The acquisition of RMD has significantly increased Dynasil's technical capabilities and intellectual property. During the quarter, we hired Mr. Paul Tyra as Vice President- Commercialization to drive the commercialization of technology developed through our government funded research. Mr. Tyra brings extensive marketing and technical experience with commercialization as well as a master's degree in Engineering and an MBA from MIT. We also have organized an advisory board of entrepreneurs to help accelerate our commercialization efforts and to maximize its effectiveness. We continue to execute our strategy of significant and profitable growth through organic growth, commercialization of our broad research portfolio and acquisitions."

About   Dynasil:  Dynasil  is  a  rapidly  growing  manufacturer   of
specialized   instruments  and  products  for  a   broad   range   of
applications markets in the medical, industrial, and homeland security/ defense sectors as well as currently deriving more than half of its revenues from government-funded contract research. Its wholly owned subsidiaries are located in New Jersey, New York and Massachusetts.

This news release may contain forward-looking statements usually containing the words "believe," "expect," "plan", "target", "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
                              ASSETS

                                                        June 30,    September 30,
                                                           2009          2008
                                                        (Unaudited)
                                                        ----------    ----------
Current assets
   Cash and cash equivalents                          $  3,196,064  $ 3,882,955
   Accounts receivable, net of allowance for doubtful
     accounts of $25,870 and $70,165 and sales
     returns of $4,177 and $8,200 for June 30, 2009
     and September 30, 2008, respectively                3,813,386    3,390,703
   Inventories                                           2,503,135    2,909,730
   Deferred tax asset                                      233,500      233,500
   Prepaid expenses and other current assets               294,220      259,896
                                                        ----------   ----------
        Total current assets                            10,040,305   10,676,784
Property, Plant and Equipment, net                       2,669,597    2,694,290
Other Assets
   Intangibles, net                                      7,365,840    7,767,258
   Goodwill                                             11,054,396   11,054,396
Deferred financing costs, net                               65,615       81,136
   Other assets                                              3,091        8,360
                                                         ----------  ----------
        Total other assets                              18,488,942   18,911,150
                                                        ----------   ----------
        Total Assets                                   $31,198,844  $32,282,224
                                                        ==========   ==========
                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Short Term Note Payable                              $      -0-   $  490,117
   Current portion of long term debt                     1,706,605    1,649,101
   Accounts payable                                        922,829    1,026,675
   Billings in excess of cost                                  -0-      216,946
   Accrued expenses and other current liabilities        1,568,354    1,440,222
                                                        ----------   ----------
        Total current liabilities                        4,197,788    4,823,061
Long-term Liabilities
   Long-term debt, net                                   6,844,976    8,178,420
   Note payable to related party                         2,000,000    2,000,000
                                                        ----------   ----------
        Total long-term liabilities                      8,844,976   10,178,420
Stockholders' Equity
   Common Stock, $.0005 par value, 40,000,000 shares
    authorized, 12,182,093 and 12,142,849 shares issued,
    11,371,933 and 11,332,689 shares outstanding             6,091        6,072
Preferred Stock, $.001 par value, 15,000,000
    Shares authorized, 5,966,000 shares                      5,966        5,966
    issued and outstanding for June 30, 2009 and
    September 31, 2008, 10% cumulative, convertible
   Additional paid in capital                           16,284,946   16,122,185
   Retained earnings                                     2,845,419    2,132,862
                                                        ----------   ----------
                                                        19,142,422   18,267,085
   Less 810,160 shares in treasury - at cost              (986,342)    (986,342)
                                                        ----------   ----------
        Total stockholders' equity                      18,156,080   17,280,743
                                                        ----------   ----------
        Total Liabilities and Stockholders' Equity     $31,198,844  $32,282,224
                                                        ==========   ==========

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)


                                   Three Months Ended        Nine Months Ended
                                        June 30                  June 30
                                     2009        2008         2009        2008
                                  ----------   --------     --------    --------
Net sales                       $8,512,892  $2,676,263     $25,883,053  $8,537,144
Cost of sales                    4,860,590   1,972,006      15,440,128   6,097,322
                                ----------   ---------      ----------  ----------
Gross profit                     3,652,302     704,257      10,442,925   2,439,822
Selling, general and administrative
        expenses                 2,957,111     598,483       8,335,105   1,901,361
                                ----------   ---------      ----------  ----------
Income from operations             695,191     105,774       2,107,820     538,461
Interest expense, net              160,367      39,191         567,025     114,774
                                 ----------   ---------     ----------   ---------
Income before income taxes         534,824      66,583       1,540,795     423,687
Income taxes                       141,456      13,581         387,654      34,421
                                 ----------   ---------     ----------   ---------
Net income                        $393,368    $ 53,002     $1,153,141     $389,266
                                ==========   =========     ==========   ==========

Basic net income per common share   $0.02       $0.01           $0.06        $0.05
Diluted net income per common share $0.02       $0.00           $0.06        $0.05

Weighted average shares outstanding
      Basic                     11,371,933   6,743,853     11,362,745    6,559,629
      Diluted                   12,346,636   7,443,784     12,337,448    7,259,560
